As filed with the Securities and Exchange Commission on September 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
DIRECT DIGITAL HOLDINGS, INC.
(Name of Subject Company (Issuer))
DIRECT DIGITAL HOLDINGS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Warrants exercisable for Class A Common Stock at an exercise price of $5.50 per share
(Title of Class of Securities)
25461T113
(CUSIP Number of Class of Securities)
Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop S,
Suite 1310
Houston, TX 77027
(832) 402-1051
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Stephen E. Older, Esq.
Andrew J. Terjesen, Esq.
McGuireWoods LLP
1251 Avenue of the Americas 20th Floor
New York, NY 10020
Tel: (212) 548-2100
Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.   ☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (“Schedule TO”) originally filed by Direct Digital Holdings, Inc., a Delaware corporation (“Direct Digital” or the “Company”) on August 29, 2023, as amended on September 14, 2023. This Amendment No, 2 relates to the tender offer by the Company to purchase for cash any and all of its outstanding Warrants (as defined in the Offer to Purchase (defined below)) at a price of $1.20 per Warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase and Consent Solicitation dated September 21, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent (as amended and supplemented from time to time), which is incorporated by reference into this Schedule TO as Exhibit (a)(1)(B) (which together, as amended or supplemented from time to time, constitute the “Offer”).
Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding Warrants to amend the Warrant Agent Agreement, dated as of February 15, 2022, by and between the Company and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC) (the “Warrant Agreement”), which governs all of the Company’s Warrants, to permit the Company to redeem each outstanding Warrant for $0.35 in cash, without interest (the “Redemption Price”), which Redemption Price is approximately 71% less than the Offer Purchase Price.
Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO and the Offer to Purchase.
This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act.
Items 1 through 11 and 13.
Items 1 through 11 and 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Second Amended and Restated Offer to Purchase and Consent Solicitation, are hereby amended and supplemented by adding the following text thereto:
“On September 21, 2023, the Company extended the expiration date of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 PM, Eastern Time, on September 26, 2023. The expiration date of the Offer has been extended until one minute after 11:59 PM, Eastern Time on September 28, 2023, unless further extended or terminated. Equiniti Trust Company, LLC, the depositary for the Offer, has indicated that as of September 21, 2023, 95 Warrants had been validly tendered and not validly withdrawn from the Offer, representing 0.003% of all outstanding Warrants.”
On September 21, 2023, the Company issued a press release announcing the extension of the expiration date for the Offer. The full text of the press release is attached as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.
Amendments to the Second Amended and Restated Offer to Purchase and Consent Solicitation, Letter of Transmittal and Consent and Other Exhibits to the Schedule TO
All references to “one minute after 11:59 PM, Eastern Time, on September 26, 2023” set forth in the Second Amended and Restated Offer to Purchase and Consent Solicitation (Exhibit (a)(1)(A)), Letter of Transmittal and Consent (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “one minute after 11:59 PM, Eastern Time, on September 28, 2023”.

The Offer to Purchase was also amended to include summary financial information for the Company and correct some typographical errors.
The Second Amended and Restated Offer to Purchase and Consent Solicitation, which includes the above extension to the expiration date of the Offer is attached to the Schedule TO as Exhibit (a)(1)(A).

Item 12.   Exhibits.
Exhibit Number	Description
(a)(1)(A)	Second Amended and Restated Offer to Purchase and Consent Solicitation, dated September 21, 2023.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.
(a)(2) – (4)	Not Applicable
(a)(5)(i)*	Press Release, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.
(a)(5)(ii)*	Summary Advertisement, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.
(a)(5)(iii)	Press Release, dated September 21, 2023, announcing extension of the Expiration Date of the cash tender offer for Direct Digital Holdings, Inc. warrants
(b)(1)	Term Loan and Security Agreement, dated as of December 3, 2021, by and among Direct Digital Holdings, LLC, as borrower, Orange142, LLC, Huddled Masses LLC, Colossus Media, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC, as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.6 to Direct Digital Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-261059) filed November 15, 2021).
(b)(2)	First Amendment to Term Loan and Security Agreement, dated as of February 3, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.16 to Direct Digital Holdings, Inc.’s Annual Report on Form 10-K filed March 31, 2022).
(b)(3)	Second Amendment and Joinder to Term Loan and Security Agreement, dated effective as of July 28, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, Universal Standards for Digital Marketing, LLC and Direct Digital Holdings, Inc., as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Quarterly Report on Form 10-Q filed November 14, 2022).
(b)(4)	Early Opt-in Election, dated June 1, 2023, by and among Direct Digital Holdings, Inc., Direct Digital Holdings, LLC, Huddled Masses LLC, Colossus Media, LLC, Orange142, LLC, Lafayette Square Loan Servicing, LLC and Lafayette Square USA, Inc. ((incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed June 6, 2023).
(c)	Not Applicable
(d)(1)	Warrant Agreement, dated February 15, 2022, between Direct Digital Holdings, Inc. and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), as warrant agent (incorporated by reference to Exhibit 4.3 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed February 16, 2022).

Exhibit Number	Description
(d)(2)	Not Applicable
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

*
Previously filed.

Item 12(b).   Exhibits.
Filing Fee Exhibit

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 21, 2023
Direct Digital Holdings, Inc.
/s/ Mark Walker

Name:   Mark Walker
Title:
Chairman, Chief Executive Officer and Director